VIA EDGAR

January 20, 2023

Mr. George K. Schuler

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	McEwen Mining Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 7, 2022
Form 10-Q for the Quarter Ended September 30, 2022
Filed November 4, 2022
File No. 001-33190

Dear Mr. Schuler:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) to McEwen Mining Inc. dated December 20, 2022 (the “Staff Comment Letter”), in which the Commission requested that we respond to your comments regarding our Form 10-K for the fiscal year ended December 31, 2021 and our Form 10-Q for the quarter ended September 30, 2022 within ten business days or advise the Commission when we would provide a response.

As discussed with the SEC staff, we would like to request an extension to the filing deadline for our response. Accordingly, we respectfully request an extension until February 3, 2023 to file our response to the Staff Comment Letter. If this date is not acceptable to the Commission please let us know, otherwise we will post our response on Edgar by February 3, 2023.

If you have any questions, please do not hesitate to call the undersigned at 647-258-0395 x 130.

Very truly yours,

McEwen Mining Inc.

/s/ Carmen L. Diges
Carmen L. Diges
General Counsel and Secretary

cc:	Mr. Steve Lo, Securities and Exchange Commission
Mr. Craig Arakawa, Securities and Exchange Commission